UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

August 14, 2012

FOR IMMEDIATE RELEASE

DELHAIZE GROUP CONFIRMS SECOND QUARTER 2012

EARNINGS RELEASE DATE

BRUSSELS, Belgium, August 14, 2012 – Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, confirms that it will announce its second quarter 2012 results (ended June 30, 2012) on Wednesday August 22, 2012 at
7:00 a.m. CET. The press release will be available on Delhaize Group’s website (www.delhaizegroup.com) immediately after its publication.

The Delhaize Group management team will discuss the second quarter 2012 results during an investor conference call that will start at 03:00 p.m. CET (09:00 a.m. ET) on August 22, 2012. To participate in the conference call, please call +44 20 3106 7162 (U.K),
+1 646 254 3375 (U.S.) or +32 2 620 0137 (Belgium), with “Delhaize” as password.

The conference call will also be broadcast live over the internet on August 22, 2012 at 03:00 p.m. CET (09:00 a.m. ET) at www.delhaizegroup.com. An audio replay of this webcast will be available at the same website starting at 06:00 p.m. CET
(12:00 p.m. ET) on August 22, 2012.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the first quarter of 2012, Delhaize Group’s sales network consisted of 3 309 stores. In 2011, Delhaize Group posted EUR 21.1 billion (USD 29.4 billion) in revenues and EUR 475 million (USD 661 million) in net profit (Group share). At the end of 2011, Delhaize Group employed approximately 160 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

» Contacts

Frederic van Daele: + 32 2 412 77 61

Aurélie Bultynck: +32 2 412 83 61

Steven Vandenbroeke (media): + 32 2 412 86 69

Amy Shue (U.S. investors): +1 704 633 8250 (ext. 2529)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: August 15, 2012	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President and General Counsel